HUSCHBLACKWELL

Steven F. Carman
Partner

4801 Main Street, Suite 1000
Kansas City, MO 64112
Direct: 816.983.8153
Fax: 816.983.8080
Steve.carman@huschblackwell.com

February 16, 2012

Office of the Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

> Re: Tortoise Capital Resources Corporation
> Request for Waiver of Rule 3-09 of Regulation S-X
> File No.: 001-33292
> CIK No.: 0001347652
> Assistant Director Office No: 8

To Whom It May Concern:

On behalf of our client, Tortoise Capital Resources Corporation (the "Company"), we are requesting a waiver of the requirement that the Company provide separate audited financial statements of an equity method investment (for which the Company has elected the fair value option) pursuant to Rule 3-09 of Regulation S-X.

Background

In February 2007, the Company elected to be regulated as a business development company ("BDC") under the Investment Company Act of 1940 (the "1940 Act"). On September 21, 2011, the Company withdrew its election to be regulated as a BDC and is no longer subject to the regulatory provisions of the 1940 Act. While regulated as a BDC, the Company invested primarily in securities of privately-held companies operating in the U.S. energy infrastructure sector and prepared its financial statements under the Investment Company Audit Guide (the "Guide"). The Company has changed its business strategy and now seeks to acquire real estate assets that will permit the Company to qualify as a real estate investment trust ("REIT"). The Company will not make additional investments in securities and intends to liquidate its securities portfolio in a timely, yet orderly, manner.

HUSCHBLACKWELL

Upon the withdrawal of its election to be regulated as a BDC, the Company ceased reporting under the Guide and elected to account for certain legacy private investments in limited partnerships at fair value that would have otherwise been reported under the equity method, in reliance on the fair value option under ASC 825-10-25-4. This reporting method is reflected in the Company's Annual Report on Form 10-K, filed earlier this week for the fiscal year ending November 30, 2011. Although these private investments are accounted for at fair value, the Company recognizes that Rules 3-09 and 4-08(g) of Regulation S-X apply to investments accounted for under the equity method accounting had the fair value option not been elected. Compliance with those rules requires the Company to complete a "significance" analysis for its portfolio of private securities investments. The Company's analysis, as of the end of its most recently completed fiscal year, indicates that one of its legacy investments, High Sierra Energy, LP ("High Sierra"), failed the asset and income tests because it accounted for approximately 26% of the Company's total assets and approximately 31% of the Company's average income for the last five fiscal years.

The Company began including aggregate financial information for its limited partnership investments in its recently filed Form 10-K as required by Rule 4-08(g) of Regulation S-X. However, the Company is now seeking an exemption from Rule 3-09 of Regulation S-X for its High Sierra investment for the following reasons:

- o   The Company has held the High Sierra investment since 2006 and in accordance with the requirements of the Guide has always reported its investment at fair value and never provided any additional financial information regarding High Sierra in its periodic reports. In electing the fair value option, the Company continues to account for and report this investment consistent with what shareholders have seen in the past, which has been considered sufficient under GAAP. To provide High Sierra's financial statements now after not disclosing such information to the readers in the previous five years does not seem to provide a benefit, but may in fact confuse the reader. We understand that FASB retained the related disclosure requirement when it considered permitting the fair value option. There is no clear indication, however, that it further considered what value, if any, the disclosure may have for investors.

- o   The Company's shareholders understand that the Company intends to liquidate its limited partnership investments in a timely manner as prudent liquidity opportunities are identified. The Company believes that requiring public disclosure of High Sierra's financial statements may hinder its ability to liquidate this investment because High Sierra's management will not have the opportunity to explain the financial information, which could have the effect of undermining its value. To the extent that High Sierra's financial information is not fully

HUSCHBLACKWELL

Division of Corporation Finance
Securities and Exchange Commission
February 16, 2012
Page 3

       understood, it would be detrimental to both the Company's shareholders and the other shareholders of High Sierra.

o   As a less than 10% limited partner of High Sierra, the Company does not have any governance rights with respect to High Sierra and does not have any right to appoint anyone to the board of directors of High Sierra's general partner. While the Company does have information rights, we believe these rights are subject to a confidentiality obligation prohibiting public dissemination of any information the Company receives. This is a common requirement in private equity investments. High Sierra has informed the Company that it believes the public disclosure of its financial statements by the Company would undermine its ability to maximize value for its limited partners because it would limit its ability to pursue strategic alternatives.

o   Furthermore, if the Company is able to liquidate its investment in High Sierra in 2012 or acquires more REIT qualifying assets, as it plans to do, the investment most likely will not be significant in any future periods. Therefore, the Company does not believe the benefits of providing High Sierra's financial statements on a one-time basis outweigh the costs and relevance in the context of the Company's current business strategy.

       The Company has discussed this analysis with Ernst & Young, LLP, the Company's independent registered accounting firm.

       Based on the foregoing, the Company requests that the Staff grant a waiver of the financial statement requirement set forth in Rule 3-09 of Regulation S-X and permit the Company to exclude High Sierra's financial statements for fiscal year 2011 from the Company's 2011 Annual Report on Form 10-K. The Company respectfully requests the Staff's prompt attention to this request, as the Company has a Form S-3 Registration Statement on file which it is hoping to make effective soon.

       If you have any questions or comments regarding the information in this letter, kindly contact me.

                         Sincerely,

                         Steven F. Carman/kps

                         Steven F. Carman